1/17/06 AD 2/27/06

SECURITI 
05076671

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66139 ~~8-65175~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2004 (MM/DD/YY) AND ENDING 9/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUMIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 FIFTH AVENUE, 13th FLOOR
(No. and Street)

NEW YORK, NY 10003-1005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROSS PRESTON 646-205-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)


PROCESSED
MAR 13 2006
THOMSON
FINANCIAL
SEC MAIL RECEIVED
PROCESSING
DEC 29 2005
WASH, D.C.
203
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/10/06

OATH OR AFFIRMATION

I, ROSS PRESTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NUMIS SECURITIES, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

X CEO

Title



Notary Public

JENNIFER WONG
Notary Public - State of New York
Reg. No. O1W06136117
Qualified in Kings County
My Commission Expires Oct. 31, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Numis Securities, Inc.

Statement of Financial Condition
September 30, 2005

Numis Securities, Inc.
Index
September 30, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Numis Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Numis Securities, Inc. (the "Company") at September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 23, 2005

Numis Securities, Inc.
Statement of Financial Condition
September 30, 2005

Assets		
Cash	$	485,120
Receivables from and deposits with broker		204,507
Fixed assets, net of accumulated depreciation and amortization		65,888
Prepaid expenses and other		95,275
	$	850,790
Liabilities and Stockholder's Equity		
Payable to Parent	$	48,799
Accounts payable and accrued expenses		543,392
		592,191
Stockholder's equity		
Common stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		1,524,900
Accumulated deficit		(1,266,401)
		258,599
	$	850,790

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Numis Securities, Inc. (the "Company"), a Delaware corporation, incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investment Market of the London Stock Exchange.

The Company is a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers, Inc. The Company was established to provide securities brokerage services to United States customers trading in United Kingdom securities.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash
Cash represents unrestricted cash held with one major financial institution. As of September 30, 2005, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Fixed Assets
Fixed assets consist of office equipment, furniture, and leasehold improvements stated at cost, less accumulated depreciation and amortization.

Receivables from and Deposits with Broker
Receivables from and deposits with broker represent cash balances on deposit with and commissions and interest receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and bears interest at prevailing short-term rates.

Foreign Exchange Transactions
Certain of the Company's receivables and payables, are denominated in United Kingdom Pounds. The Company values all such assets and liabilities at the applicable exchange rate at the end of the reporting period.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

Use of Estimates and Indemnifications
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

3. Fixed Assets

As of September 30, 2005, fixed assets consisted of the following:

Furniture, fixtures and leasehold improvements	$ 57,712
Technology equipment	19,262
	76,974
Accumulated depreciation and amortization	(11,086)
Fixed assets, net	$ 65,888

The Company is obligated under a noncancelable lease for office space which expires on July 30, 2009. The lease is subject to a master lease agreement which could be cancelled at any time.

Minimum future annual rental commitments under the noncancelable operating lease are as follows:

Year ending	
September 30, 2006	$ 111,555
September 30, 2007	114,902
September 30, 2008	118,349
September 30, 2009	80,862
	$ 425,668

4. Related Party Transactions

The primary business of the Company is to act as agent for the Parent's clients and the Parent receives a service fee for each transaction. Included as payable to Parent in the accompanying statement of financial condition is $24,339 for this fee. For the year ended September 30, 2005, the Parent converted its right to receive $100,000 of this reimbursement and effected a contribution to the Company's additional paid in capital.

As of August 1, 2005, Pustorino, Puglisi, & Co., LLP was appointed recordkeeper for the Company.

5. Clearing Fee Agreement

The Company has an agreement with its clearing broker. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. A termination fee may be due, if the agreement is cancelled by the Company prior to April 2006. The termination fee is defined in the agreement as a reasonable and documentable amount agreed upon by both parties. The Company does not intend to terminate the agreement during this period, and as such has not recognized any liability or expense related thereto.

6. Income Taxes

At September 30, 2005, the Company has recorded a deferred tax asset of $442,381. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance of $442,381 has been recorded against the deferred tax asset in accordance with the realization criteria established by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's limited operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $473,349, which exceeded the amount required by $460,404. The ratio of aggregate indebtedness to net capital was .41 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.